November 2, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:      Concho Resources Inc.

Form 10-K for Fiscal Year Ended December 31, 2015
File February 25, 2016

Form 8-K

Filed August 2, 2016

Response Dated July 28, 2016
File No. 1-33615

Ladies and Gentlemen:

Set forth below are the responses of Concho Resources Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2016, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 1-33615 (the “2015  Form 10-K”) and to the Company’s Form 8-K filed August 2, 2016.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the 2015 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2015

Properties, page 37

Proved Undeveloped Reserves, page 40

1.         Your response to prior comment number one from our letter dated July 21, 2016 indicates that future development costs subsequent to year 2020 relate to the completion costs of wells that are scheduled to be drilled but where completion and conversion of the related proved undeveloped reserves to developed status will not occur within five years of initial disclosure.

            Please provide us with the net quantities of proved undeveloped reserves, in addition to those identified in your response dated June 30, 2016, for any other such wells.

Securities and Exchange Commission

November 2, 2016

RESPONSE:

            The Company respectfully notes that as of December 31, 2015 we had no additional net quantities of proved undeveloped reserves, other than the 5.6 MMBoe identified in our response dated June 30, 2016, in which completion costs are scheduled subsequent to year 2020. The completion costs related to these proved undeveloped reserves are expected to be incurred during the first quarter of 2021.  Based on our interpretation of Rule 4-10(a)(31)(ii), we believe these proved undeveloped reserves were properly recorded as they are “scheduled to be drilled within five years”.

2.         Please clarify for us the extent to which there have been any events subsequent to December 31, 2015 that would materially impact the development plan and schedule relating to the drilling and completion of the proved undeveloped reserves disclosed as of December 31, 2015.

RESPONSE:

            The Company notes that there have been events subsequent to December 31, 2015 that have impacted our development plan and schedule related to the drilling and completion of the proved undeveloped reserves disclosed as of December 31, 2015. Specifically, we continue to increase the testing and implementation of new technologies that allows for drilling extended length laterals. The results we have obtained to date in 2016 are generally highly successful and provide sufficient data that substantiates drilling extended length laterals is generally a more efficient process than shorter lateral drilling to recover reserves. These 2016 results generally confirm drilling longer laterals is feasible on a large scale, and substantially de-risk a drilling program more focused on extended length laterals. Based on these new developments so far in 2016, the Company is shifting its capital program to focus more on drilling extended length laterals with the effect that certain shorter lateral locations and their associated proved undeveloped reserves are no longer within the Company’s drilling plan for the next five years.

Form 8-K File August 2, 2016

Exhibit 99.1 Earnings Release

Reconciliations of Net Loss to Adjusted Net Income and Adjusted Earnings Per Share

3.         We note that you presented earnings per share of common stock. Please note that non-GAAP per share performance measures should be reconciled to GAAP earnings per share pursuant to the updated Compliance and Disclosure Interpretation 102.05 issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Securities and Exchange Commission

November 2, 2016

RESPONSE:

            The Company respectfully notes that in future presentations, we will reflect the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and include a reconciliation of the GAAP earnings per share to the non-GAAP earnings per share.

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[Signature page follows]

Securities and Exchange Commission

November 2, 2016

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (432) 683-7443 (jharper@concho.com).

Very truly yours,

CONCHO RESOURCES INC.

By:      /s/ Jack F. Harper______________________

Name:  Jack F. Harper

Title:    Executive Vice President and Chief Financial Officer

cc:        John Hodgin, Securities and Exchange Commission

W. Matthew Strock, Vinson & Elkins L.L.P.